UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Delta Apparel, Inc.
(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

247368103

(CUSIP Number)

Forager Capital Management, LLC

Attn: Edward Kissel

2025 3rd Ave. N, Suite 350

Birmingham, AL 35203

205-383-4763

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons Forager Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 343,857
	8.	Shared Voting Power
	9.	Sole Dispositive Power 343,857
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons Forager Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 343,957
	8.	Shared Voting Power
	9.	Sole Dispositive Power 343,957
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 247368103	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons Edward Kissel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 343,957
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 343,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons Robert MacArthur
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 343,957
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 343,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 6 of 12 Pages

1.	Names of Reporting Persons Timothy Brog
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,100
	8.	Shared Voting Power
	9.	Sole Dispositive Power 51,100
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 247368103	Page 7 of 12 Pages

Item 1. Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Delta Apparel, Inc., a Georgia corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2750 Premier Parkway, Suite 100, Duluth, Georgia 30097.

Item 2. Identity and Background

(a) This joint statement on Schedule 13D is being filed by Forager Fund, LP, a Delaware limited partnership (the “Fund”), Forager Capital Management, LLC, a Delaware limited liability company (the “GP”), Edward Kissel, Robert MacArthur and Timothy Brog. Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Kissel and Mr. MacArthur are the Managing Partners of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The business address of Mr. Kissel and Mr. MacArthur, and the address of the principal business and the principal office of the Fund and the GP, is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203. The business address of Mr. Brog is 351 West Hill Road, Stamford, CT 06902.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a Managing Partner of the GP. The present principal occupation or employment of Mr. Brog is as a financial consultant.

(d) None of Mr. Brog, the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Mr. Brog, the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it became subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of Mr. Brog and the Managers is a citizen of the United States.

CUSIP No. 247368103	Page 8 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 395,057 shares of Common Stock for $2,745,260.60 using working capital from the Fund and the GP, and personal funds from Mr. Brog.

Item 4. Purpose of Transaction

The Reporting Persons have acquired shares of Common Stock in their ordinary course of business based on the Reporting Persons’ belief that the Common Stock represents an attractive investment opportunity.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease trading in such securities. Any such additional purchases or sales of securities of the Issuer may be effected by the Reporting Persons in the open market, in privately negotiated transactions or otherwise.

Although the Reporting Persons were pleased to see the Issuer’s October 2, 2023 press release regarding the unsolicited offer to purchase the Issuer’s Salt Life business unit, the Reporting Persons believe that the Issuer should, among other things, explore strategic alternatives and the potential sale of the entire company rather than just the Salt Life business.

In fact, the Reporting Persons strongly believe that the Salt Life business is the Issuer’s most valuable and profitable asset. If the Issuer decides on a partial sale of assets, the Reporting Persons believe the legacy apparel operations should be sold in order to make capital available for the expansion of the Salt Life business and digital printing.

To that end, in the next week the Reporting Persons presently intend to give notice to the Issuer of the Reporting Persons’ intention to nominate up to four people to the Issuer’s Board of Directors to ensure that this view is considered and that if there is a sale process, it is robust and successful.

Depending on their ongoing assessment of such factors, the Reporting Persons may, from time to time, modify their present intention as described in this Item 4.

The Reporting Persons intend to continuously review their options with respect to their equity interest in the Issuer but, except as set forth above, do not have any other specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

CUSIP No. 247368103	Page 9 of 12 Pages

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,010,020 shares of Common Stock issued and outstanding as of August 4, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2023. All of the share numbers reported herein are as of October 10, 2023, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 395,057 shares of Common Stock of the Issuer, representing approximately 5.6% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 343,857 shares of Common Stock representing approximately 4.9% of the class; (ii) the GP, as the sole general partner of the Fund, beneficially owns 343,957 shares of Common Stock representing approximately 4.9% of the class; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 343,957 shares of Common Stock representing approximately 4.9% of the class; (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 343,957 shares of Common Stock representing approximately 4.9% of the class; and (v) Mr. Brog beneficially owns 51,100 shares of Common Stock representing approximately 0.7% of the class.

Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above). Mr. Brog has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him (as described above).

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund, the GP and Mr. Brog as set forth in the tables below, effected any transaction in the Common Stock from August 11, 2023 (the date 60 days prior to the filing of this Schedule 13D) to October 10, 2023 (the “Reporting Period”):

Fund:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
08/23/2023	100	$ 7.29
09/15/2023	67,305	$ 7.10
09/18/2023	22,946	$ 7.01
09/19/2023	10,623	$ 6.95
09/20/2023	10,687	$ 7.02
09/21/2023	20,626	$ 6.93
09/22/2023	35,096	$ 6.82
09/26/2023	55,058	$ 6.81
09/27/2023	62,100	$ 6.74
09/28/2023	12,529	$ 6.62
09/29/2023	10,908	$ 6.60
10/02/2023	7,692	$ 6.56
10/03/2023	28,179	$ 7.98
10/09/2023	8	$ 8.40

CUSIP No. 247368103	Page 10 of 12 Pages

GP:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
09/20/2023	100	$ 7.045

Mr. Brog:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
08/21/2023	2,000	$ 7.20
08/21/2023	2,000	$ 7.14
08/29/2023	2,000	$ 7.65
09/07/2023	40	$ 7.31
09/08/2023	468	$ 7.32
09/15/2023	1,172	$ 7.08
09/18/2023	1,000	$ 6.96
09/18/2023	1,320	$ 6.91
09/19/2023	8	$ 6.79
09/19/2023	12	$ 6.80
09/19/2023	672	$ 6.81
09/19/2023	87	$ 6.85
09/19/2023	17	$ 6.85
09/19/2023	1,000	$ 6.81
09/21/2023	1,000	$ 6.81
09/22/2023	570	$ 6.79
09/22/2023	2	$ 6.80
09/22/2023	200	$ 6.78
09/22/2023	100	$ 6.79
09/22/2023	5,128	$ 6.80
09/22/2023	10,000	$ 6.81
09/22/2023	1,000	$ 6.81
09/22/2023	1,000	$ 6.83
09/22/2023	304	$ 6.91
09/22/2023	1,000	$ 6.81
09/27/2023	774	$ 6.75
09/27/2023	1,226	$ 6.75
09/28/2023	96	$ 6.56
09/28/2023	904	$ 6.56
09/28/2023	1,000	$ 6.56
09/28/2023	1,000	$ 6.61
09/29/2023	5,000	$ 6.57
09/29/2023	1,000	$ 6.60

CUSIP No. 247368103	Page 11 of 12 Pages

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog dated October 10, 2023.

Exhibit 2	Confirming Statement of Edward Kissel dated October 10, 2023.

Exhibit 3	Confirming Statement of Robert MacArthur dated October 10, 2023.

[signature page follows]

CUSIP No. 247368103	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 10, 2023

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur Managing Partner

ROBERT MACARTHUR

/s/ Robert MacArthur

EDWARD KISSEL

/s/ Edward Kissel

TIMOTHY BROG

/s/ Timothy Brog